EXHIBIT 21.1

Subsidiaries of China Shen Zhou Mining & Resources, Inc.

American Federal Mining Group, Inc. (AFMG) (Illinois, U.S.A.)

Inner Mongolia Wulatehouqi Qianzhen Mining Co., Ltd (Qianzhen Mining) (Inner Mongolia, PRC)

Inner Mongolia Xiangzhen Mining Group Co., Ltd (Xiangzhen Mining) (Inner Mongolia, PRC)

Xinjiang Xingzhen Mining Co., Ltd (Xingzhen Mining) (Xinjiang, PRC)

Anhui Jingde County Xinyi Fluorite Company Ltd (Xinyi Fluorite) (Anhui, PRC)